

Matt Gallant

CEO at tribeOS: the fairest, most profitable advertising marketplace for advertisers and publishers.

Panama

 tribeOS

 Université de Moncton

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I'm a seasoned, serial entrepreneur who's built 13 profitable companies. My 20 years of marketing experience has prepared me perfectly for tribeOS. Over 8 million leads captured, over 14,000 marketing experiments performed, over $10 million spent on digital advertising, and over $50 million ...

 tribeOS White Paper

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Articles & activity

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Is the Blockchain a Liability?

Matt Gallant
Published on LinkedIn

Listen to an audio-blog version of this article here: LINK When you're a startup, it's all about getting out there. In the last six months, our team has traveled to a variety of differ ...see more

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Almost half of every ad dollar spent is stolen by online scammers, the...

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YESSS!!!

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Experience



CEO

tribeOS

Aug 2017 – Present · 1 yr 3 mos
Bermuda

At tribeOS, we help advertisers and publishers run secure, ad-fraud free campaigns online using our decentralized and fully transparent platform. Our mission is to create the fairest, most transparent, most profitable digital advertising marketplace in the world by ending ad-fraud, decentralizing authority, increasing accountability, transparency, and ease-of-use for advertisers and publishers alike.

Ad-fraud is not a problem that only affects large companies. On the contrary, it is the small, independent brands who can least afford it that are routinely cheated out of their li... See more



CEO
Infinite Profit Solutions
Jan 2013 – Present · 5 yrs 10 mos
Panama

I'm the creator of the Gold Lantern platform. Gold lantern is the ultimate Adwords management, a bullet-proof advertising tracker (that uses 4 methods for maximum accuracy) and email sales tracker. Please contact me for a free demo presentation.

Owner
Masszymes Inc.
Jan 2006 – Present · 12 yrs 10 mos

CEO - Chief Marketing Maverick
Guitar Control/Projectile Distribution
Jan 2005 – Aug 2017 · 12 yrs 8 mos
Panama

Guitar Control is the predominant instructional guitar company in the world. With over 34

Projectile Distribution is one of the fastest growing retail distribution companies of awesome guitars and amps in the USA. Exclusive distributors of Spear, Meteoro in the USA/Canada.

CEO Marketing Maverick
Balboa Media
Jan 2012 – Feb 2016 · 4 yrs 2 mos
Panama City, Panama

Publishers of amazing fitness products!

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Education



Université de Moncton
Bachelor of Applied Science - BASc, Kinesiology and Exercise Science
1995 – 2000

